Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

March 9, 2021

Re:	AQR Funds
Securities Act File No. 333-153445
Investment Company Act File No. 811-22235
Post-Effective Amendment No. 134

Mr. David Orlic

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Orlic:

On behalf of the AQR Alternative Risk Premia Fund (the “Fund”), a series of AQR Funds (the “Trust”), we transmit for filing the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Debbie Sutter on Monday, March 1, 2021, regarding Post-Effective Amendment No. 134 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on January 13, 2021. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Comment 1	Fee Table. Please provide the Staff with completed fee tables and expense examples for the Fund at least five business days prior to the effective date of the amendment (the “Amendment”) to the Trust’s Registration Statement to be filed for the Fund pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Please also confirm that the expense limitation agreement will be in place for at least one year following the effective date of the Amendment.

Response	The requested information is provided in Appendix A. The Trust confirms that the expense limitation agreement will be in place with respect to the Fund until April 30, 2022, which is more than one year following the effective date of the Amendment.

NEW YORK         BEIJING         HONG KONG         HOUSTON         LONDON        LOS ANGELES         PALO ALTO         SÃO PAULO         TOKYO

Securities and Exchange Commission	March 9, 2021

Comment 2	Performance Information. Please provide a completed performance bar chart and revise the performance table disclosure to state that the table contains the Fund’s average annual total returns for Class I Shares, Class N Shares and Class R6 Shares “for the periods ended” December 31, 2020.

Response	The Fund confirms that it will provide a completed performance bar chart in the Amendment and will include the requested change in the Amendment.

Comment 3	Please disclose that the Fund complies, on an aggregate basis with its wholly-owned and controlled subsidiary (the “Subsidiary”), with the requirements of Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to investment policies, and with Section 18 of the 1940 Act relating to capital structure and leverage.

Response	The “Principal Investment Strategies” section of the prospectus discloses that the Subsidiary will be subject to the same fundamental investment restrictions on a consolidated basis with the Fund and, to the extent applicable to the investment activities of the Subsidiary, will follow the same compliance policies and procedures as the Fund. The “Principal Investment Strategies” section of the prospectus also discloses that the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives. The Fund respectfully declines to add additional disclosure.

Comment 4	Please confirm whether the investment advisory contract between the investment adviser and the Subsidiary complies with the requirements of Section 15 of the 1940 Act.

Response	The Adviser will provide investment advisory services to the Subsidiary under a separate agreement that does not provide for an investment advisory fee. No other persons provide investment advisory services to the Subsidiary. Since the Subsidiary is not required to be registered as an investment company, it is not required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the agreement generally complies with Section 15(a), except that the agreement was not initially approved by the Board of Trustees of the Trust; however, (i) the agreement was initially approved by the Board of Directors of the Subsidiary, and (ii) both the Board of Trustees of the Trust and the Board of Directors of the Subsidiary approve annual continuations of the agreement. The compensation under the Subsidiary’s advisory agreement cannot be increased without approval of the Fund’s Board of Trustees and, if required by the 1940 Act, a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act). The agreement with the Subsidiary provides that it may be amended only if such amendment is specifically approved by the vote of the Board of Directors of the Subsidiary and the Board of Trustees of the Fund, including a majority of those Trustees who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval and, where required by the 1940 Act, by a vote of a majority of the outstanding voting securities of the Fund. The

Securities and Exchange Commission	March 9, 2021

“Management of the Fund” section of the prospectus discloses that the Adviser also serves as the investment adviser to the Subsidiary, pursuant to a separate investment advisory agreement with the entity, and that the Adviser does not receive additional compensation for its management of the Subsidiary. The Fund respectfully declines to add additional disclosure.

Comment 5	Part C. Please attach the investment advisory agreement between the Subsidiary and the Adviser as an exhibit pursuant to Item 28(h) of Form N-1A.

Response	The Fund respectfully declines to make this change. The Fund is not a party to the agreement and, more importantly, the agreement is not a material agreement for the Fund. The Fund’s investment management agreement authorizes the Adviser to invest and reinvest the assets of the Fund, including in securities of foreign corporations, and pays the Adviser compensation for these services. The investment advisory agreement between the Subsidiary and the Adviser does not provide additional compensation to any person, including the Adviser and its affiliates. The Subsidiary is, in effect, akin to an account created through which specific investments are made pursuant to authority contained in the Fund’s investment management agreement with the Adviser.

Comment 6	Please disclose whether the Subsidiary will comply with the requirements of Section 17 of the 1940 Act relating to affiliated transactions and custody. Please disclose the Subsidiary’s custodian.

Response	The Fund confirms that the Subsidiary will comply with the requirements of Section 17 relating to affiliated transactions and custody. The “Principal Investment Strategies” section of the Fund’s prospectus states that, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. These include policies and procedures related to the requirements of Section 17. The custodian for the Subsidiary is disclosed in the “Investment Advisory and Other Services — Custodian” subsection of the Statement of Additional Information. The Fund respectfully declines to add additional disclosure.

Comment 7	Please disclose: (1) whether the Fund has received a private letter ruling (“PLR”) from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Subsidiary is qualifying income, and (2), if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response	The Fund has not received a PLR from the IRS stating that undistributed income derived from the Subsidiary is qualifying income. The Fund respectfully submits that such a PLR is not necessary. In March 2019, the Treasury Department and IRS issued final regulations clarifying that the annual net earnings and profits, if any, realized by a controlled foreign corporation such as the Subsidiary and imputed for income tax purposes to the Fund will constitute qualifying income whether or not the imputed

Securities and Exchange Commission	March 9, 2021

income is distributed by the Subsidiary to the Fund. See Guidance Under Section 851 Relating to Investments in Stock and Securities, 84 Fed. Reg. 9959 (Mar. 19, 2019).

Comment 8	Disclose, as appropriate, any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response	The Fund confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary. The “Principal Investment Strategies” section discloses that the Subsidiary will be subject to the same fundamental investment restrictions on a consolidated basis with the Fund and will follow the same compliance policies and procedures as the Fund to the extent applicable to the investment activities of the Subsidiary. In addition, risks related to the Subsidiary are disclosed under the “Subsidiary Risk” and “Commodities Risk” disclosure, among other risk factors.

Comment 9	Please confirm that the financials of the Subsidiary are consolidated with the Fund’s financials.

Response	The Fund confirms that the Subsidiary’s financial statements will be consolidated with the audited financial statements of the Fund and included in the Fund’s annual report to Fund shareholders.

Comment 10	Please confirm that the management fee of the Subsidiary is included in the management fee of the Fund and the expenses of the Subsidiary will be included in the Fund’s fee table.

Response	The Fund confirms that the Subsidiary’s expenses will be included in the Fund’s fee table under “Other Expenses.” The Subsidiary does not pay a management fee.

Comment 11	Please confirm that the Subsidiary and its Board of Directors will designate an agent for service of process in the United States.

Response	The Fund confirms that the Subsidiary and its Board of Directors have done so.

Comment 12	Please confirm that the Subsidiary and its Board of Directors will agree to inspection of the Subsidiary’s books and records by the Staff.

Response	The Fund confirms that the Subsidiary and its Board of Directors will do so.

Comment 13	Please confirm that investments in China A-shares are not a principal investment strategy of the Fund.

Securities and Exchange Commission	March 9, 2021

Response	Although the Fund has the ability to invest in China A-shares as disclosed in its Statement of Additional Information, the Fund confirms that investments in China A-shares do not currently constitute a principal investment strategy of the Fund.

Comment 14	Please remove or provide the basis for the Fund’s ability to deny an investor its ability to contest an error or discrepancy in a transaction in Fund shares more than 60 days after the date of the applicable transaction. FINRA Rule 2231 and NASD Notice to Members 06-72 state that FINRA Rule 2340 (now FINRA Rule 2231) does not impose any time limit during which customers may report inaccuracies in their accounts.

Response	In response to the Staff’s comment, this disclosure has been removed.

*            *             *

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	H.J. Willcox, Esq.

Nicole DonVito, Esq.

John Hadermayer, Esq.

David Blass, Esq.

Securities and Exchange Commission	March 9, 2021

Appendix A

AQR Alternative Risk Premia Fund

Fund Summary — March 15, 2021

Investment Objective

The AQR Alternative Risk Premia Fund (the “Fund”) seeks positive absolute returns.

As further described under “Details About the AQR Alternative Risk Premia Fund” in the Fund’s prospectus, a “positive absolute return” seeks to earn a positive total return over a reasonable period of time regardless of market conditions or general market direction.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class N	Class I	Class R6
Management Fee	1.20%	1.20%	1.20%
Distribution (12b-1) Fee	0.25%	None	None
Other Expenses
Dividends on short sales (1) and interest expense	1.79%	1.79%	1.79%
All other expenses	0.33%	0.32%	0.23%

Total Other Expenses	2.12%	2.11%	2.02%
Acquired Fund Fees and Expenses (2)	0.03%	0.03%	0.03%

Total Annual Fund Operating Expenses	3.60%	3.34%	3.25%
Less: Fee Waivers and/or Expense Reimbursements (3)	0.13%	0.12%	0.13%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements (4)	3.47%	3.22%	3.12%

[1]

When a cash dividend is declared on a stock the Fund has sold short, the Fund is required to pay an amount equal to the dividend to the party from which the Fund has borrowed the stock, and to record the payment as an expense.

[2]

Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund’s investments in underlying money market mutual funds, exchange-traded funds or other pooled investment vehicles.

[3]

The Adviser has contractually agreed to reimburse operating expenses of the Fund in an amount sufficient to limit All Other Expenses at no more than 0.20% for Class N Shares and Class I Shares and 0.10% for Class R6 Shares. “All Other Expenses” include all Fund operating expenses other than management fees and 12b-1 fees and exclude interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses. This agreement (the “Expense Limitation Agreement”) will continue at least through April 30, 2022. The Expense Limitation Agreement may be terminated with the consent of the Board of Trustees, including a majority of the Non-Interested Trustees of the Trust. The Adviser is entitled to recapture any fees waived and/or expenses reimbursed during the thirty-six month period following the end of the month during which the Adviser waived fees or reimbursed expenses, provided that the amount recaptured may not cause the total annual operating expenses or All Other Expenses, as applicable, attributable to a share class of the Fund during a year in which a repayment is made to exceed either of (i) the applicable limits in effect at the time of the waiver and/or reimbursement and (ii) the applicable limits in effect at the time of recapture.

[4]

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements are 1.68% for Class N Shares, 1.43% for Class I Shares and 1.33% for Class R6 Shares if dividends on short sales and interest expense are not included.

Securities and Exchange Commission	March 9, 2021

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Expense Limitation Agreement through April 30, 2022, as discussed in Footnote No. 3 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class N Shares	$350	$1,089	$1,852	$3,853
Class I Shares	$325	$1,015	$1,729	$3,622
Class R6 Shares	$315	$ 987	$1,685	$3,539